Registration No. 333-244399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933
IRHYTHM TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)
_______

Delaware	3841	20-8149544
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
699 8th Street, Suite 600, San Francisco, California 94103, (415) 632-5700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
_______
Kevin M. King
Chief Executive Officer
iRhythm Technologies, Inc.
699 8th Street, Suite 600, San Francisco, California 94103, (415) 632-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip H. Oettinger Jesse F. Schumaker Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000
_______
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
_______
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value	1,150,000	$174.40	$200,560,000	$26,032.69

(1) Includes shares that the underwriters will have the option to purchase.
(2) Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $178.00 (high) and $170.80 (low) sale price of the registrant’s common stock as reported on The Nasdaq Global Select Market on August 17, 2020, which date is within five business days prior to filing this Registration Statement.
(3) The Registrant previously paid $18,658.75 of the registration fee in connection with the initial filing of its Registration Statement on Form S-1 (333-244399) on August 11, 2020.
_______
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2020
1,000,000 Shares
Common Stock
We are offering 1,000,000 shares of our common stock. Our common stock is listed on The Nasdaq Global Select Market under the symbol “IRTC.” On August 17, 2020, the last reported sale price of shares of our common stock on The Nasdaq Global Select Market was $173.03 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to iRhythm Technologies, Inc., before expenses	$	$

(1) See “Underwriting” for a description of the compensation payable to the underwriters

We have granted the underwriters an option for a period of 30 days to purchase up to 150,000 additional shares of our common stock.

Certain funds affiliated with Sands Capital have indicated an interest in purchasing approximately $150 million in shares of our common stock in this offering at the public offering price and on the same terms as the other investors in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these investors could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these investors than the investors indicate an interest in purchasing or not to sell any shares to these investors. The underwriters will receive the same underwriting discounts and commissions on any of our shares of common stock purchased by one or more funds affiliated with Sands Capital as they will from any other shares of common stock sold to the public in this offering.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about August , 2020.

J.P. Morgan		Morgan Stanley
Citigroup	Truist Securities	William Blair

The date of this prospectus is , 2020

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of securities.

For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before investing in our common stock, you should read this entire prospectus and the documents incorporated by reference carefully, including the “Risk Factors,” and the financial statements and accompanying notes and other information included and incorporated by reference in this prospectus. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “iRhythm,” the “company,” “we,” “us” and “our” refer to iRhythm Technologies, Inc. and its consolidated subsidiary.

Our Company

We are a digital healthcare company redefining the way cardiac arrhythmias are clinically diagnosed by combining our wearable biosensing technology with cloud-based data analytics and deep-learning capabilities. Our goal is to be the leading provider of ambulatory electrocardiogram, or ECG, monitoring for patients at risk for arrhythmias. We have created a full portfolio of ambulatory cardiac monitoring services on a unique platform, called the Zio service, which combines an easy-to-wear and unobtrusive biosensor that can be worn for up to 14 consecutive days with powerful proprietary algorithms that distill data from millions of heartbeats into clinically actionable information. We believe that the Zio service allows physicians to diagnose many arrhythmias more quickly and efficiently than traditional technologies and avoid multiple indeterminate tests. Early detection of heart rhythm disorders, such as atrial fibrillation, or AF, and other clinically relevant arrhythmias, allows for appropriate medical intervention and helps avoid more serious downstream medical events, including stroke. Since receiving clearance from the Food and Drug Administration, or FDA, in 2009, we have provided the Zio service to over two million patients and have collected over 500 million hours of curated heartbeat data, creating what we believe to be the world’s largest repository of ambulatory ECG patient data. This data provides us with a competitive advantage by informing our proprietary deep-learned algorithms, which may enable operating efficiencies, gross margin improvement and business scalability. We believe the Zio service is well aligned with the goals of the U.S. healthcare system: improving population health, enhancing the patient care experience, reducing per-capita cost, and improving the clinician experience.

The Zio service consists of:

•wearable patch-based biosensors, Zio XT and Zio AT monitors, which continuously record and store ECG data from every patient heartbeat for up to 14 consecutive days. Zio AT offers the option of timely transmission of data during the prescribed wear period;
•cloud-based analysis of the recorded cardiac rhythms using our proprietary, deep-learned algorithms;
•a final quality assessment review of the data by our certified cardiographic technicians; and
•an easy-to-read Zio report, which is a curated summary of findings that includes high-quality and clinically-actionable information which is sent directly to a patient’s physician and can be integrated into a patient’s electronic health record.

Over two million patients have utilized the Zio service since its commercialization and we have achieved both policy coverage and, where applicable, contracts with the majority of payors in the United States including the Centers for Medicare & Medicaid Services, or CMS, and other government agencies. Over 95% of patients in the U.S. are able to access reimbursed Zio services through our third-party payor contracts, our Independent Diagnostic Testing Facility participation status with the CMS, and self-pay programs when excluding state Medicaid programs. We have designed a comprehensive strategy to allow us to compete favorably in the ambulatory cardiac monitoring market, which includes capturing market share from existing monitoring devices as well as expanding the market through new indications. We expect to drive sales and margin growth in our business by expanding our sales organization, securing additional contracts with commercial payors, maintaining technology leadership through research and development, and continuing to build clinical evidence supporting the benefits of the Zio service.

Recent Developments

COVID-19 Impact

On January 30, 2020, the World Health Organization, or the WHO, announced a global health emergency because of a new strain of coronavirus, COVID-19, originating in Wuhan, China. In March 2020, the WHO declared the COVID-19 outbreak a pandemic based on the rapid increase in exposure globally.

Beginning in mid-March 2020, we experienced decreasing levels in our Zio service patient registrations which impacted our revenues for the first and second quarter of 2020. We attribute this decrease in revenue to a variety of challenges associated with the COVID-19 pandemic in the United States, including, among others:

•reduction in physician prescriptions for our Zio service due to:

◦directives from the Centers for Disease Control and Prevention, CMS, various medical societies and other entities that suggested cancelling or deferring elective, non-essential procedures;
◦a reduction in diagnostic testing outside of those tests related to severe respiratory distress;
◦closure or reduction in the hours of most physicians’ offices;
◦physicians and hospitals prioritizing the treatment of critically ill patients; and
◦patient reluctance to visit physicians or hospitals for fear of contracting COVID-19;

•cancellation and reduction of physician attendance at professional medical society meetings and trade shows and our decision not to attend them;

•travel restrictions and changing hospital policies that have limited access of our sales professionals to hospitals where our Zio services are prescribed and where patients have historically been enrolled;

•delays in receiving Zio XT back from patients with some patients not returning the device at all; and

•patients who have lost jobs, been furloughed, have reduced work hours or are worried about the continuation of medical insurance being unable to afford our Zio service.

In June and July of 2020, we continued to see progress to recovery of patient registrations for our Zio service. However, we expect the challenges of the COVID-19 pandemic to adversely impact the number of patients who register for the Zio service for some period of time depending on the rate at which the number of COVID-19 cases declines and the economy recovers.

Governmental mandates related to the COVID-19 pandemic have impacted and we expect them to continue to impact our personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which could disrupt our supply chain and/or reduce our margins. For instance, on or about March 16, 2020, the Health Officers of the counties of San Francisco (where our headquarters is located), Santa Clara, San Mateo, Marin, Contra Costa and Alameda, where many of our employees are located, issued mandatory shelter-in-place orders and we transitioned some employees to a remote work environment. We were also subject to orders in Southern California that temporarily shut down our manufacturing and distribution facilities in Cypress, California. While we have continued to deliver our Zio service by operating with remote employees and essential employees on site, an extended implementation of these governmental mandates could further impact our ability to effectively provide our Zio service. We have implemented appropriate social distancing techniques and other measures at our facilities for the limited number of employees who have returned to work to support essential operations.

Our ongoing operations may also be impacted as a result of employees assuming additional roles and responsibilities within our organization and we would have fewer resources available to run our operations, which could negatively impact our business operations and revenue as a result. We may also encounter voluntary departures of key employees due to any of the COVID-19 related actions that we undertake or have undertaken.

Given the disruption in demand and an uncertain length of time to recovery, we adjusted our operating plan by taking steps to reduce our operating spend. These steps included eliminating or delaying spending on non-essential programs, reducing spend on travel and consulting, implementing a hiring freeze, furloughing approximately 5% of our employees, conducting a layoff of approximately 2% of our employees and implementing temporary pay reductions for our salaried workforce. From May 2020 to July 2020, our Chief Executive Officer, other named executive officers and other senior executives agreed to temporary base salary reductions and our Board of Directors agreed to a temporary reduction in its fees until business and economic conditions improve. We also increased our bad debt reserve in anticipation of a potential increase in uncollectible co-payments from patients using the Zio Service. In August 2020, we reinstated furloughed employees and removed pay reductions for salaried employees.

On March 27, 2020, as a result of the COVID-19 pandemic, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, to provide certain relief. The primary provisions of the CARES Act which are potentially applicable to us include:

•certain amendments to the limitations on the deductibility of interest contained in Section 163(j) of the Internal Revenue Code of 1986, as amended, for taxable years beginning in 2019 and 2020; and

•an allowance of net operating loss carrybacks for taxable years beginning in 2018 and before 2021.

We did not qualify for the Paycheck Protection Program under the CARES Act due to the number of employees in our organization. We are currently evaluating how to avail ourselves of the benefits of the CARES Act, such as the ability to defer the payroll tax and applying for tax credits, and how it may impact our financial position, results of operations and cash flows.

We have also shifted our focus and resources to better meet the immediate needs of our physician customers and patients. Our digital service platform enables physician ordering, results reporting, data curation and patient support, independent of location, and across virtual or in-office care models. As an example, we have significantly increased the utilization of our “Home Enrollment” service. This service allows patients to receive and wear the single-use Zio monitor without going to a healthcare facility. Physicians can prescribe the Zio service for their patients, either in-office or through a virtual care setting, and we ship the Zio monitor directly to the patient’s residence. We pay for the costs of shipping the Zio monitor, which represents some additional expense for us. We also guide patients through the patch application process and inform them of instructions for wear. Home Enrollment also eliminates clinical staff exposure to patients, as well as application, cleaning or reusing traditional Holter and event monitors that may have been exposed to viruses or other pathogens. Between April 5, 2020 and June 20, 2020, Home Enrollment has represented approximately 40% of new patient registrations. We expect Home Enrollment to remain a significant percentage of total patient registrations in the future. The Home Enrollment process takes longer to complete than the Zio service prescribed in-clinic because patients are not leaving the physician’s office wearing the Zio monitor the day they are prescribed the Zio monitor. It takes time for the patient to receive the Zio monitor and remotely conduct activities normally performed at physician offices or clinics. Our increased responsibilities include confirmation of the accuracy of patient registration information, confirming the application and activation of the Zio monitor by the patient, providing ongoing support services, and ensuring the patient follows the appropriate steps to return the monitor upon completion of the prescribed monitoring period. In general, the number of days to complete the service is longer for Home Enrollment and there is an increase in the number of lost devices and non-compliant users. We have also noticed that the wear time for the Zio monitor does not automatically start when our shipment is received by the patient and there is often a delay in starting the Zio service. As a result, there is a corresponding delay in recognizing revenue.

In addition, COVID-19 has been associated with significant atrial and ventricular arrhythmias and COVID-19 infected patients with underlying heart conditions are at high risk for complications. Our Zio service enables physicians to remotely monitor the heart health of these patient populations. On March 27, 2020, the FDA informed us that Zio AT use for this application is consistent with the FDA COVID-19 Remote Monitoring guidance. Our Zio

AT service has been deployed in both in-patient and out-patient settings to monitor near real-time heart health of COVID-19 patients. In part and as a result, we have experienced steady demand for Zio AT for use in remotely monitoring patients at home rather than in the hospital, and QT monitoring in locations where there is a lack of telemetry beds. In hospitals, we have observed new workflows based on staff and patient safety, more cleaning of diagnostic devices, social distancing and reduced capacity for monitoring patients with heart conditions, all of which weigh in favor of using our single-use, no maintenance, Zio monitor.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. This impact is having a material, adverse impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely, and could worsen over time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain the COVID-19 pandemic or treat its impact, among others. We do not yet know the full extent of potential delays or impacts on our business, financial condition, cash flows and results of operations. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate on a timely basis, or at all.

Reimbursement Update

In early August, the Centers for Medicare and Medicaid Services, or CMS, published the Medicare Physician Fee Schedule Proposed Rule for 2021, or Proposed Rule, and accompanying Addenda. The Proposed Rule and accompanying Addenda update payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule, or PFS. The Proposed Rule release is followed by a public comment period that will close on October 5, 2020 and will culminate in CMS' release of the Final Rule, which is expected to be announced on or around December 1, 2020 for implementation on January 1, 2021. The Proposed Rule is therefore subject to change.

The Proposed Rule and accompanying Addenda include payment rates for two new Category I Current Procedural Terminology, or CPT, code sets related to long term continuous ECG monitoring and recording. Category I CPT codes 93XX0 – 93XX7 will replace Category III temporary CPT codes 0295T – 0298T as the primary codes that iRhythm uses to seek reimbursement for its Zio XT service. The eight new Category I CPT codes were split between two sets of four with rates tied to wear-time of greater than 48 hours and up to 7 days, and for greater than 7 days up to 15 days. These additional codes were established to define the associated time and work to monitor, detect and identify cardiac disease over longer periods of time which has been shown to lead to higher detection rates. At this time, the Company expects that the new CPT codes will be adopted by all U.S. payors for reporting purposes beginning January 1, 2021 when the new codes become effective, at which point the Company expects the Zio service will become eligible for reimbursement under the new Category I CPT codes.

Corporate Information

iRhythm Technologies, Inc. was incorporated in the state of Delaware in September 2006. Our principal executive offices are located at 699 8th Street, Suite 600, San Francisco, CA 94103, and our telephone number is (415) 632-5700. Our common stock is listed on The Nasdaq Global Select Market under the symbol “IRTC.”

“iRhythm,” “Zio,” and the iRhythm logo are our trademarks. This prospectus and the documents incorporated by reference herein may also contain trademarks and trade names that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ or ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

THE OFFERING

Common stock offered by us	1,000,000 shares of our common stock.
Common stock to be outstanding immediately after the offering	28,364,151 shares of our common stock (or 28,514,151 shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional 150,000 shares of our common stock.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $162.1 million (or approximately $186.5 million if the underwriters exercise in full their option to purchase additional shares), based on an assumed public offering price of $173.03 per share, which was the last reported sale price of shares of our common stock on The Nasdaq Global Select Market on August 17, 2020, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund growth initiatives and for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to expand our sales force and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, repay outstanding debt and expand internationally. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies, intellectual property or businesses; however, we currently do not have any agreements or commitments to complete any such transactions and are not involved in negotiations regarding such transactions. See “Use of Proceeds.”

Risk factors
See “Risk Factors” and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq Stock Market symbol	“IRTC”

The number of shares of common stock to be outstanding immediately after this offering is based on 27,364,151 shares outstanding as of June 30, 2020 and excludes:

•943,850 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020 under our 2016 Equity Incentive Plan, with a weighted-average exercise price of $34.70 per share;
•1,143,404 shares of common stock issuable upon vesting of restricted stock units as of June 30, 2020 under our 2016 Equity Incentive Plan;
•31,707 shares of common stock issuable upon vesting of restricted stock units granted after June 30, 2020 under our 2016 Equity Incentive Plan;
•6,503,174 shares of common stock available for future issuance under our 2016 Equity Incentive Plan; and
•1,539,290 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements that are included in our Annual Report on Form 10-K as of and for the year ended December 31, 2019. The summary consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 are derived from our unaudited condensed consolidated interim financial statements that are included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. These unaudited condensed consolidated financial statements have been prepared on a consistent basis as our annual consolidated financial statements and, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) that we consider necessary for the fair statement of our condensed consolidated financial information. You should read this data together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. The summary consolidated financial data included in this section are not intended to replace, and are qualified in their entirety by, the audited and unaudited consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. Our historical results are not necessarily indicative of our future results, and our interim results are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,			Six months ended June 30,
	2019	2018	2017	2020	2019
Consolidated Statements of Operations Data (in thousands, except share and per share data):
Revenue	$214,552	$147,277	$99,129	$114,413	$100,775
Cost of revenue	52,485	38,795	28,203	31,547	24,785
Gross profit	162,067	108,482	70,926	82,866	75,990
Operating expenses:
Research and development	37,299	20,860	13,265	20,957	14,532
Selling, general and administrative	179,523	133,313	85,252	91,244	80,227
Total operating expense	216,822	154,173	98,517	112,201	94,759
Loss from operations	(54,755)	(45,691)	(27,591)	(29,335)	(18,769)
Interest expense	(1,643)	(3,115)	(3,386)	(761)	(849)
Other income, net	1,895	1,501	1,237	742	670
Loss on extinguishment of debt	—	(3,029)	—	—	—
Loss before income taxes	(54,503)	(50,334)	(29,740)	(29,354)	(18,948)
Income tax provision	65	44	—	148	27
Net loss	$(54,568)	$(50,378)	$(29,740)	$(29,502)	$(18,975)
Net loss per common share, basic and diluted	$(2.16)	$(2.11)	$(1.31)	$(1.09)	$(0.77)
Weighted-average shares, basic and diluted	25,265,918	23,885,858	22,627,327	27,008,236	24,600,250

	As of June 30, 2020	As of December 31, 2019
Consolidated Balance Sheet Data (in thousands):
Cash, cash equivalents, and short-term investments	$114,926	$140,551
Working capital (1)	99,221	120,726
Total assets	276,224	306,212
Long-term debt	27,164	32,989
Accumulated deficit	(290,356)	(260,393)
Total stockholders' equity	$117,946	$135,409

(1) We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, and those discussed under the headings “Risk Factors” contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference into this prospectus, together with the other information contained in this prospectus and the documents incorporated by reference herein. If any of these risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

The COVID-19 pandemic and efforts to reduce its spread have adversely impacted, and is expected to continue to materially and adversely impact, our business and operations.

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. The spread of COVID-19 in the United States has resulted in travel restrictions impacting our sales representatives and customer service team. Many hospitals have also limited access for non-patients, including our sales professionals, which has negatively impacted our access to physicians and their patients. New hospital sanitization and social distancing protocols, as well as increased competition for resources within hospitals that have dedicated certain resources to COVID patients, have impacted and may continue to impact our business and operations. Additionally, we anticipate that an increase in the unemployment rate due to the impact of COVID-19 will decrease the number of potential patients with access to health insurance, which may result in fewer diagnostic procedures. As hospitals cancel and defer diagnostic and elective procedures, it reduces their revenue and impacts their financial results, which could result in pricing pressure on our services as they seek cost savings. Prolonged restrictions relating to COVID-19 could adversely affect our revenue, results of operations, cash flows, and financial position.

We expect these challenges of the COVID-19 pandemic to continue to impact our number of Zio services provided for the duration of the pandemic, but its extent cannot be quantified at this time. Our customers’ patients are also experiencing the economic impact of the current pandemic. Even an important diagnostic procedure like the Zio service may be less of a priority than other items for those patients who have lost their jobs, are furloughed, have reduced work hours or are worried about the continuation of their medical insurance. Such economic effects on patients may delay or disrupt our ability to collect co-payments or out-of-pocket costs, which would have an adverse effect on our revenue and cash flow. Patients may also be reluctant to visit their physicians or hospitals due to fear of contracting COVID-19. Physicians are not performing as many diagnostic tests for their patients and the facilities where these tests are performed may not be open, adequately staffed or open the entire day. Even where physicians continue to treat symptomatic patients, treatment of asymptomatic patients is being deferred in many cases. The reduction in diagnostic testing and physician visits, the increase in deferred treatment, and changes in patient behaviors are translating into fewer Zio services being prescribed.

Governmental mandates related to COVID-19 or other infectious diseases have impacted, and we expect them to continue to impact, our personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt our supply chain or reduce our margins. For instance, on March 16, 2020, the Department of Public Health of the City and County of San Francisco, where our headquarters is located, issued a mandatory shelter-in-place order; similarly, the Department of Public Health for Orange County, where are manufacturing facilities are located, has generally followed the State of California’s indefinite stay-at-home orders, or collectively the Government Mandate. While we have continued to operate with remote employees and essential employees on site, an extended implementation of this Governmental Mandate could further impact our ability to operate effectively and conduct ongoing manufacturing or research and development.

While we expect the COVID-19 pandemic to impact our business over the short term as some procedures are temporarily deferred, we have taken measures intended to reduce business disruptions and preserve financial flexibility. In assessing our own cash conservation options, we have taken preemptive steps to curtail near-term spending, including eliminating or delaying spending on non-essential programs, reducing spend on travel and consulting, implementing a hiring freeze, furloughing approximately 5% of our employees, conducting a layoff of approximately 2% of our employees and implementing temporary pay reductions for our salaried workforce. Furthermore, our Chief Executive Officer, other named executive officers and other senior executives agreed to base salary reductions and our Board of Directors agreed to a reduction in its fees until business and economic conditions improve. Our ongoing operations may be impacted as a result of employees assuming additional roles and responsibilities within our organization and we would have fewer resources available to run our operations, which could negatively impact our business operations and revenue as a result. We may also encounter voluntary departures of key employees due to any of the foregoing actions that we undertake. If key personnel or large groups of our employees contract the virus, that may also impact our business and operations. For example, an outbreak in our manufacturing facility could cause us to have to shut down our manufacturing operations, which would in turn present risk to the ongoing supply of devices required to continue our business operations. In the meantime, we have taken steps to support our employees, including providing the ability for the majority of employees to work remotely and implementing policies to enhance employee safety, including appropriate social distancing techniques, for those employees required to work in our facilities. We are also assessing our business continuity plans in the context of this pandemic.

Additionally, due to COVID-19, we have experienced delays in receiving Zio XT monitors back from patients, with some patients not returning the device at all. As a result, the increased prevalence of COVID-19 could result in negative changes to historical expectations around device return timelines and loss rates, both of which would negatively impact our finances.

Finally, we anticipate that the COVID-19 pandemic may impact clinical and regulatory matters. While we do not have any clinical trials currently in process, COVID-19 is delaying enrollment in new clinical trials across the medical device industry and may affect any new trials we decide to pursue.

The potential effects of COVID-19 could also have the effect of heightening many of the other risks described in this “Risk Factors” section and the Risk Factors contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein.

Any of these occurrences may significantly harm our business, financial condition, cash flows and prospects. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. This impact is having a material, adverse impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely, and could worsen over time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. We do not yet know the full extent of potential delays or impacts on our business, financial condition, cash flows and results of operations. As a result, we have withdrawn our full year 2020 financial guidance. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate on a timely basis, or at all.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The COVID-19 pandemic has caused extreme volatility and disruptions in the global capital and credit markets. A severe or prolonged economic downturn, could result in a variety of risks to our business, including driving hospitals to tighten budgets and curtail spending, which would negatively impact our sales and business. In addition, higher unemployment or reductions in employer-provided benefits plans could result in fewer commercially insured patients, which could negatively impact our revenue and business as a result. A weak or declining economy could also strain our third party manufacturers or suppliers, possibly resulting in supply disruptions, or cause our customers to delay making payments for our Zio service. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the economic climate and financial market conditions could adversely affect our business.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our third-party billing and collections provider, XIFIN, collect, process, and store sensitive data, including legally-protected personally identifiable health information about patients in the United States and in the United Kingdom. This personally identifiable information may include, among other information, names, addresses, phone numbers, email addresses, payment account information, age, gender, and heart rate data. We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaborative partners. Our patient information is encrypted but not de-identified. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

We are highly dependent on information technology networks and systems, including the internet and services hosted by Amazon Web Services and other third party service providers, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information involving patient health information to become publicly available. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information, including executing Business Associates Agreements with applicable vendors. Although we take measures to protect sensitive information from unauthorized access or disclosure, cyber-attacks are becoming more sophisticated and frequent, and our information technology and infrastructure, and that of XIFIN and other third parties we utilize to process or store data, may be vulnerable to viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, attacks by hackers, breaches due to employee error, malfeasance, or misuse, or similar disruptions from unauthorized tampering. We have in the past been subject to cyber-attacks and data breaches and expect that we will be subject to additional cyber-attacks in the future and may experience future data breaches. While we have implemented data privacy and security measures that we believe are compliant with applicable privacy laws and regulations, some confidential and protected health information, is transmitted to us by third parties, who may not implement adequate security and privacy measures. Further, if third party service providers that process or store data on our behalf experience security breaches or violate applicable laws, agreements, or our policies, such events may also put our information at risk and could in turn have an adverse effect on our business.

A security breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures in a timely manner, the market perception of the effectiveness of our security measures could be harmed, our operations could be disrupted, our brand could be adversely affected, demand for our products and services may decrease, we may be unable to provide the Zio service, we may lose sales and customers, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. We may be required to expend significant capital and financial resources to invest in security measures, protect against such threats or to alleviate problems caused by breaches in security. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm. Although we have invested in our systems and the protection of our data to reduce the risk of an intrusion or interruption, and we monitor our systems on an ongoing basis for any current or potential threats, we can give no assurances that these measures and efforts will prevent all intrusions, interruptions, or breakdowns.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we may be unable to anticipate these techniques or to implement adequate preventive measures.

In the event that patients or physicians authorize or enable third parties to access their data on our systems, we cannot ensure the complete integrity or security of such data in our systems as we would not control that access. Third parties may also attempt to fraudulently induce our employees, or patients or physicians who use our technology, into disclosing sensitive information such as user names, passwords or other information. Third parties may also otherwise compromise our security measures in order to gain unauthorized access to the information we store. This could result in significant legal and financial exposure, a loss in confidence in the security of our service, interruptions or malfunctions in our service, and, ultimately, harm to our future business prospects and revenue.

Any such breach or interruption of our systems, or those of XIFIN or any of our third party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the General Data Protection Regulation, and the European Union Data Protection Directive, and regulatory penalties. Regardless of the merits of any such claim or proceeding, defending it could be costly and divert management’s attention from leading our business. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. In addition, the interpretation and application of consumer, health-related and data protection laws, rules and regulations in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. In addition, California recently enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020, and will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. It remains unclear how various provisions of the CCPA will be interpreted and enforced. The effects of the CCPA are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply with this legislation.

Risks Related to this Offering

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds” in this prospectus, we will have considerable discretion in the application of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If we raise additional capital through the sale of shares of our common stock, convertible securities or debt in the future, your ownership in us could be diluted and restrictions could be imposed on our business.

In addition to this offering, we may issue shares of our common stock or securities convertible into or exchangeable for our common stock to raise additional capital in the future. To the extent we issue such securities, our stockholders may experience substantial dilution and the trading price of our common stock could decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, such debt or preferred securities could have rights senior to your rights as a common stockholder, which could impair the value of our common stock. The terms of any such financing may also include restrictive covenants, such as limitations on our ability to incur additional debt and certain operating restrictions that could adversely impact our ability to conduct business.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.

We have never paid dividends and do not anticipate paying dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. In addition, our loan agreement with Silicon Valley Bank limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates and you sell our common stock thereafter.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. In addition, the sale of substantial amounts of our common stock could adversely impact its trading price. As of June 30, 2020, we had outstanding 27,364,151 shares of our common stock, options to purchase 943,850 shares of our common stock (of which 724,804 were exercisable as of that date), and outstanding unvested restricted stock units representing 1,143,404 shares of our common stock. In addition, 8,063,933 additional shares of common stock are available for future issuance under our 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan, as of June 30, 2020. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

We, along with our directors and executive officers, have agreed that for a period of 60 days after the date of this prospectus, subject to specified exceptions, including sales under 10b5-1 plans, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The market price of our common stock has fluctuated and may continue to fluctuate substantially, and you could lose all or part of your investment.

Our common stock closed as high as $202.07 and as low as $57.79 per share between June 30, 2019 and August 11, 2020. The market price of our common stock may continue to fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:

•changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;
•quarterly variations in our or our competitors’ results of operations;
•the impact or anticipated impact of the COVID-19 pandemic on us;
•periodic fluctuations in our revenue, due in part to the way in which we recognize revenue;
•the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;
•changes in reimbursement by current or potential payors;
•changes in CPT codes or the establishment of new CPT codes applicable to the Zio service;
•changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;
•actual or anticipated changes in regulatory oversight of our products;
•the results of our clinical trials;
•the loss of key personnel, including changes in our board of directors and management;
•legislation or regulation affecting our market;
•lawsuits threatened or filed against us;
•the announcement of new products or product enhancements by us or our competitors;
•announced or completed acquisitions of businesses or technologies by us or our competitors;
•announcements related to patents issued to us or our competitors and to litigation; and
•developments in our industry.

Fluctuations in our stock price, volume of shares traded, and changes in our market valuations may make our stock less attractive to certain investors. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

We are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. As disclosed in Item 9A of our Annual Reports on Form 10-K for the years ended December 31, 2018 and December 31, 2019, filed with the SEC on March 4, 2019 and March 2, 2020, respectively, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control-An Integrated Framework (2013).

To implement remedial measures as disclosed in Item 9A of our Annual Reports on Form 10-K for the years ended December 31, 2018 and December 31, 2019, filed with the SEC on March 4, 2019 and March 2, 2020, respectively, we committed additional resources, hired additional staff, and provided additional management oversight. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. In addition, if we are unable to successfully remediate these material weaknesses and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected.

Furthermore, we were late in filing our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 due to errors that we identified affecting prior periods in our financial reports.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws contain provisions that might enable our management to resist a takeover. These provisions include:
•a classified board of directors;
•advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;
•a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;
•the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;
•allowing stockholders to remove directors only for cause;
•a requirement that the authorized number of directors may be changed only by resolution of the board of directors;
•allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;
•a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;
•limiting the forum to Delaware for certain litigation against us; and
•limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer).

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our amended and restated certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws, or (v) any action asserting a claim against us governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Our bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

Purchasers of our common stock in this offering will experience immediate dilution in the net tangible book value of the common stock purchased in this offering because the price per share of common stock in this offering is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference in this prospectus contain certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward looking statements made by us in this prospectus or any of the documents incorporated by reference in this prospectus speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we have made in the documents incorporated by reference herein.

These forward-looking statements include, but are not limited to, statements about:

•the impact of the COVID-19 pandemic on our operations and financial results;
•plans to conduct further clinical studies;
•our plans to modify our current products, or develop new products, to address additional indications;
•the expected growth of our business and our organization and our expansion into international markets;
•our expectations regarding government and third-party payor coverage and reimbursement;
•our expectations regarding the size of our sales organization and expansion of our sales and marketing efforts in international geographies;
•our expectations regarding revenue, cost of revenue, cost of service per device, operating expenses, including research and development expense, sales and marketing expense and general and administrative expenses;
•our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;
•our ability to obtain and maintain intellectual property protection for our products;
•our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing;
•our ability to identify and develop new and planned products and acquire new products
•our ability to establish and maintain collaboration, licensing and other similar arrangements;
•our ability to obtain and maintain regulatory approvals for our products;
•the impact of changes in law or regulations applicable to us and the industries in which we operate;
•our financial performance;
•developments and trends relating to our competitors or our industry;
•our ability to remediate our material weaknesses over financial reporting;
•our expectations regarding our collaboration agreement with Verily Life Sciences; and
•our intended use of the net proceeds from this offering.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors”

and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of the filing in which the statements are made. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

You should read this prospectus and the documents incorporated by reference in this prospectus with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus and the documents incorporated by reference in this prospectus contain estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. We relied on industry, market data, peer reviewed journals, formal presentations at medical society meetings and other sources. We also rely on our own research and estimates in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors,” and in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $162.1 million (or approximately $186.5 million if the underwriters exercise their option to purchase additional shares in full) based on an assumed public offering price of $173.03 per share, which was the last reported sale price of shares of our common stock on The Nasdaq Global Select Market on August 17, 2020.

We intend to use the net proceeds from this offering to fund growth initiatives and for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to expand our sales force and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, repay outstanding debt and expand internationally. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies, intellectual property or businesses; however, we currently do not have any agreements or commitments to complete any such transactions and are not involved in negotiations regarding such transactions.

As of the date of this prospectus, we cannot specify all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management and board of directors will have broad discretion in the application and specific allocations of the net proceeds, and investors will be relying on the judgment of our management and board of directors regarding the application of the proceeds of this offering.

These expected uses represent our current intentions based upon our present plans and market conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend upon a number of factors, including research and product development efforts, cash generated from future operations and actual expenses to operate our business.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment grade, interest bearing instruments, money market funds, certificates of deposit, commercial paper and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to invest in our business and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our loan agreement with Silicon Valley Bank restrict our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020 on:

•an actual basis; and
•an as adjusted basis, giving effect to the sale and issuance of 1,000,000 shares of our common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us based on an assumed public offering price of $173.03 per share, which was the last reported sale price of shares of our common stock on The Nasdaq Global Select Market on August 17, 2020.

You should read this table together with the section of our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto incorporated by reference in this prospectus.

	As of June 30, 2020
	Actual	As Adjusted
(Unaudited) (In thousands, except share and per share data)
Cash, cash equivalents, and short-term investments	$114,926
Long-term debt	27,164
Stockholders’ equity:
Preferred stock, $0.001 par value—5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—
Common stock, par value $0.001 –100,000,000 shares authorized, 27,364,151 shares issued and outstanding, actual; 100,000,000 shares authorized and shares issued and outstanding, as adjusted	25
Additional paid-in capital	408,096
Accumulated other comprehensive loss	181
Accumulated deficit	(290,356)
Total stockholders’ equity	117,946
Total capitalization	$145,110

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•943,850 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020 under our 2016 Equity Incentive Plan, with a weighted-average exercise price of $34.70 per share;
•1,143,404 shares of common stock issuable upon vesting of restricted stock units as of June 30, 2020 under our 2016 Equity Incentive Plan;
•31,707 shares of common stock issuable upon vesting of restricted stock units granted after June 30, 2020 under our 2016 Equity Incentive Plan;
•6,503,174 shares of common stock available for future issuance under our 2016 Equity Incentive Plan; and
•1,539,290 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of June 30, 2020 into our total tangible assets less total liabilities.

Our net tangible book value as of June 30, 2020 was approximately $117.1 million, or $4.28 per share, based on 27,364,151 shares of our common stock outstanding as of that date.

After giving effect to the sale of 1,000,000 shares of common stock by us at the assumed public offering price of $173.03 per share, which was the last reported sale price of shares of our common stock on The Nasdaq Global Select Market on August 17, 2020, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020 would have been $ million, or $ per share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and immediate dilution of $ per share to investors in this offering, as illustrated by the following table:

Assumed public offering price per share
Net tangible book value per share as of June 30, 2020	$4.28
Increase in net tangible book value per share attributable to investors participating in this offering
As adjusted net tangible book value per share after giving effect to this offering
Dilution per share to investors in this offering

If the underwriters exercise in full their option to purchase up to 150,000 additional shares from us at the assumed public offering price of $173.03 per share, the as adjusted net tangible book value per share after this offering would be $ per share, the increase in net tangible book value per share to existing stockholders would be $ per share and the dilution to new investors purchasing shares in this offering would be $ per share.

The number of shares of common stock to be outstanding immediately after this offering is based on 27,364,151 shares outstanding as of June 30, 2020 and excludes:

•943,850 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020 under our 2016 Equity Incentive Plan, with a weighted-average exercise price of $34.70 per share;
•1,143,404 shares of common stock issuable upon vesting of restricted stock units as of June 30, 2020 under our 2016 Equity Incentive Plan;
•31,707 shares of common stock issuable upon vesting of restricted stock units granted after June 30, 2020 under our 2016 Equity Incentive Plan;
•6,503,174 shares of common stock available for future issuance under our 2016 Equity Incentive Plan; and
•1,539,290 shares of common stock available for future issuance under our 2016 Employee Stock Purchase Plan.

To the extent that additional shares are issued pursuant to the foregoing, investors purchasing our common stock in this offering will experience further dilution. In addition, we may offer other securities in other offerings due to market conditions or strategic considerations. To the extent we issue such securities, you may experience further dilution.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, the amended and restated investors rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2020, there were outstanding:

•27,364,151 shares of our common stock held by approximately 21 stockholders of record;

•943,850 shares of our common stock issuable upon exercise of outstanding stock options; and

•1,143,404 shares of our common stock issuable upon vesting of restricted stock units.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not have any plans to pay dividends to our stockholders.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Currently no shares of preferred stock are outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund provisions and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stock holders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer or President. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

Classified Board; Election and Removal of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Since our initial public offering, our board of directors has been divided into three classes. The directors in each class have historically served for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. On June 19, 2020, our stockholders approved an amendment to our amended and restated certificate of incorporation to phase-out the classified structure of our Board of Directors and instead to provide for the annual election of all directors beginning with directors nominated for election at our annual meeting of stockholders in 2021. The phase-out will be complete by 2023. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors. In addition, our amended and restated certificate of incorporation provides that directors may only be removed for cause. For more information on the classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws, or (5) any action asserting a claim against us governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, or Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. With respect to the Exchange Act, only claims brought derivatively under the Exchange Act would be subject to the forum selection clause described above. Our bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint or asserting a cause of action arising under the Securities Act of 1933. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether the courts would enforce such provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “IRTC.”

Transfer Agent

The transfer agent for our common stock is Equiniti Trust Company d/b/a EQ Shareowner Services. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota, 55120. Our shares of common stock are issued in uncertificated form only, subject to limited exceptions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;
•a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or of any state thereof or the District of Columbia;
•an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or the Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or other Disposition of our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the United States and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or other Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our Common Stock” also may apply;

•the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know such non-U.S. holder is a U.S. person, as defined in the Code.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA”, generally impose a U.S. federal withholding tax of 30% on dividends on stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. The U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the joint book-running managers of the offering and representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of Shares
Name
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Truist Securities, Inc.
William Blair & Company, L.L.C.
Total	1,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share.

After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Option Exercise	With Full Option Exercise
Per share
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $576,460. We have agreed to reimburse the underwriters up to $35,000 for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

Certain funds affiliated with Sands Capital have indicated an interest in purchasing approximately $150 million in shares of our common stock in this offering at the public offering price and on the same terms as the other investors in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these investors could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these investors than the investors indicate an interest in purchasing or not to sell any shares to these investors. The underwriters will receive the same underwriting discounts and commissions on any of our shares of common stock purchased by one or more funds affiliated with Sands Capital as they will from any other shares of common stock sold to the public in this offering. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to or file with the SEC a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (3) publicly disclose the intention to undertake any of the foregoing, without the prior written consent of the representatives, on behalf of the underwriters, for a period of 60 days after the date of this prospectus, other than, among other things, (i) the shares of our common stock to be sold pursuant to this prospectus, (ii) any shares of our common stock issued upon the exercise of options and the vesting of restricted stock awards granted under our existing equity incentive plans, and (iii) any options to purchase shares of our common stock granted pursuant to our existing equity incentive plans.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 60 days, or the restricted period, after the date of this prospectus, may not, without the prior written consent of the representatives, on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock, or (4) publicly disclose the intention to undertake any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to or prohibit:

•transactions relating to shares of our common stock acquired in open market transactions after the completion of this offering, provided that no filing under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period (other than a filing on a Form 5 made after the expiration of the restricted period);
•transfers to the spouse, domestic partner, parent, sibling, child or grandchild of the person subject to the lock-up agreement or any other person with whom such person has a relationship by blood, marriage or adoption not more remote than first cousin, or each, an immediate family member, or to a trust, or other entity formed for estate planning purposes, formed for the direct or indirect benefit of the person subject to the lock-up agreement or an immediate family member of the person subject to the lock-up agreement, provided that each transferee shall execute and deliver to the representatives a lock-up agreement, and provided further that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer (other than a filing on a Form 5 made after the expiration of the restricted period);
•transfers as a bona fide gift or gifts or by will or intestacy, provided that each transferee shall execute and deliver to the representatives a lock-up agreement, and provided further that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer (other than a filing on a Form 5 made after the expiration of the restricted period);
•if the party subject to the lock-up agreement is a corporation, partnership, limited liability company or other business entity, transfers (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the person subject to the lock-up agreement, or (ii) as part of a disposition, transfer or distribution by the person subject to the lock-up agreement to its members, limited partners or equity holders, provided that each transferee, donee or distributee shall execute and deliver to the representatives a lock-up agreement, and provided further that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of this period);
•if the party subject to the lock-up agreement is a trust, transfers to a trustor or beneficiary of the trust, provided that each transferee shall execute and deliver to the representatives a lock-up agreement, and provided further that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of this period);
•the receipt by the party subject to the lock-up agreement of shares of our common stock upon the vesting of restricted stock awards or exercise of options to purchase our securities issued pursuant to our equity incentive plans, which plans are described in this registration statement, or the transfer of shares of our common stock or any securities convertible into our common stock to us upon a vesting event of the securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis in connection with such vesting or exercise, provided such shares shall be subject to the terms of such lock-up agreement, and provided further that any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no shares of our common stock or other securities were sold by the reporting person and that no other public announcement or filing is required or voluntarily made by or on behalf of the person subject to the lock-up agreement or us regarding such transfer;
•the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to us, pursuant to agreements existing as of the date of the lock-up agreement under which we have the option to repurchase such shares or securities in connection with such person’s termination of employment with us, provided that any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no shares of our common stock or other securities or other securities were sold by the reporting person and that no other public announcement or filing is required or voluntarily made by or on behalf of the person subject to the lock-up agreement or us regarding such transfer;
•the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of shares of our common stock during the restricted period, and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the party subject to the lock-up agreement or us regarding the establishment of such plan;
•the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law including pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each transferee, donee or distributee shall execute and deliver to the representatives a lock-up agreement, and provided further that any filing under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no shares of our common stock or other securities were sold by the reporting person and that no other public announcement or filing is required of or voluntarily made by or on behalf of the person subject to the lock-up agreement or us regarding such transfer;

•the transfer of shares of our common stock or of any security convertible into or exercisable or exchangeable for our common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control (as defined below) of us that has been approved by our board of directors and that occurs after the date of this prospectus; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares of our common stock and other securities convertible, exercisable or exchangeable for shares of our common stock held by the person subject to the lock-up agreement shall remain subject to the provisions of such agreement. For purposes of this clause, “change of control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of the total voting power of our voting stock; or
•the transfer of shares of common stock pursuant to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that the details of such plan were communicated to the representatives prior to the party subject to the lock-up agreement’s execution of such agreement and such plan will not be amended or otherwise modified during the restricted period, and provided further that any filing required under the Exchange Act shall clearly indicate in the footnotes thereto that (i) the filing relates to the circumstances described in this clause and (ii) no shares of our common stock or other securities were sold by the reporting person and that no other public announcement or filing is required of or voluntarily made by or on behalf of the person subject to the lock-up agreement or us regarding such transfer.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “IRTC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, or each a Relevant State, no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person who is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss

Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre, or DIFC

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Australia

This prospectus:

•does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
•has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;
•does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous

Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Japan

The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and its exhibits, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and we will file annual, quarterly and special reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•Our Annual Report on Form 10-K for the year ended December 31, 2019 filed on March 2, 2020, including Exhibit 4.3 attached thereto;
•Information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019 from our Definitive Proxy Statement on Schedule 14A filed on April 29, 2020;
•Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2020 filed on May 8, 2020 and for the quarter ended June 30, 2020 filed on August 7, 2020;
•Our Current Reports on Form 8-K filed on February 27, 2020 (solely with respect to Item 5.02), April 24, 2020, May 14, 2020, June 4, 2020, June 23, 2020, August 6, 2020 (solely with respect to Items 5.02 and 8.01), August 4, 2020 and August 14, 2020; and
•The description of our common stock, par value $0.001 per share, contained in our registration statement on Form 8-A, filed with the SEC on October 13, 2016, including any subsequent filed amendments and reports updating such description.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. Any such request may be made by writing or telephoning us at the following address or phone number:
iRhythm Technologies, Inc.
699 8th Street, Suite 600
San Francisco, California 94103
(415) 632-5700

We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. You may access these filings on our website at www.irhythmtech.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

1,000,000 Shares

Common Stock

Prospectus

J.P. Morgan		Morgan Stanley
Citigroup	Truist Securities	William Blair

, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee and the Nasdaq Stock Market listing fee.

Amount to be Paid
SEC registration fee	$25,960
FINRA filing fee and expenses	30,500
Printing and engraving	15,000
Legal fees and expenses	250,000
Accounting fees and expenses	185,000
Blue sky fees	35,000
Transfer agent and registrar fees	10,000
Miscellaneous	25,000
Total	$576,460

*To be filed by amendment

Item 14. Indemnification of Officers and Directors.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct, or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit, or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Article VIII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VIII of our amended and restated bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with certain of our directors, executive officers and others, in addition to indemnification provided for in our bylaws.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions. We have procured additional insurance to provide coverage to our directors and officers against loss arising from claims relating to, among other things, public securities matters. See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately following the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated by reference.

(b) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, State of California, on the 18th day of August, 2020.

IRHYTHM TECHNOLOGIES, INC.

By: /s/ Kevin M. King
Kevin M. King
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Kevin M. King	President, Chief Executive Officer and Director (Principal Executive Officer)	August 18, 2020
Kevin M. King
/s/ Douglas J. Devine	Chief Financial Officer (Principal Financial Officer)	August 18, 2020
Douglas J. Devine

*	Director	August 18, 2020
Bruce G. Bodaken

*	Director	August 18, 2020
Ralph Snyderman M.D.

*	Director	August 18, 2020
C. Noel Bairey Merz, M.D.

*	Director	August 18, 2020
Mark J. Rubash

*	Director	August 18, 2020
Raymond W. Scott

*	Director and Chairman of the Board	August 18, 2020
Abhijit Y. Talwalkar

*	Director	August 18, 2020
Renee V. Budig

*By: /s/ Kevin M. King
Kevin M. King
Attorney-in-fact

Exhibit Index
		Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date
1.1	Form of Underwriting Agreement	S-1/A	333-244399	1.1	August 14, 2020
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-37918	3.1	October 26, 2016
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-37918	3.2	October 26, 2016
4.1	Specimen Common Stock Certificate of the Registrant.	S-1	333-213773	4.1	September 23, 2016
4.2	Amended and Restated Investors’ Rights Agreement dated May 16, 2014 by and among the Registrant and certain stockholders.	S-1/A	333-213773	4.2	October 7, 2016
4.3	Description of the Registrant's securities registered pursuant to section 12 of the securities exchange act of 1934.	10-K	333-213773	4.3	March 2, 2020
4.4	Warrant to Purchase Stock issued to Life Science Loans, LLC dated as of June 3, 2014.	S-1	333-213773	4.8	September 23, 2016
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1+	Form of Indemnification Agreement for directors and executive officers.	S-1	333-213773	10.1	September 23, 2016
10.2+	2006 Stock Plan, as amended, and Form of Option Agreement thereunder.	S-1	333-213773	10.2	September 23, 2016
10.3+	2016 Equity Incentive Plan and related form agreements.	S-1/A	333-213773	10.3	October 7, 2016
10.4+	2016 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-213773	10.4	October 7, 2016
10.5+	Executive Incentive Compensation Plan.	S-1/A	333-213773	10.5	October 7, 2016
10.6	Manufacturing Services Agreement dated March 1, 2009 between the Registrant and Jabil Circuit, Inc.	S-1	333-213773	10.6	September 23, 2016
10.7	Memorandum of Understanding dated February 16, 2015 between the Registrant and Jabil Circuit, Inc.	S-1	333-213773	10.7	September 23, 2016
10.8	Warland Business Park Lease dated April 20, 2015 between the Registrant and Warland Investments Company.	S-1	333-213773	10.8	September 23, 2016
10.9	Office Lease dated April 30, 2008 between the Registrant and 650 Townsend Associates, LLC.	S-1/A	333-213773	10.9	October 7, 2016
10.10	First Amendment to Lease dated February 26, 2010 between the Registrant and 650 Townsend Associates, LLC.	S-1	333-213773	10.10	September 23, 2016
10.11	Second Amendment to Lease dated December 19, 2011 between the Registrant and 650 Townsend Associates, LLC.	S-1	333-213773	10.11	September 23, 2016
10.12	Third Amendment to Lease dated January 8, 2014 between the Registrant and Big Dog Holdings, LLC, as successor in interest to 650 Townsend Associates LLC.	S-1	333-213773	10.12	September 23, 2016
10.13	Fourth Amendment to Lease dated April 22, 2015 between the Registrant and Big Dog Holdings, LLC, as successor in interest to 650 Townsend Associates LLC.	S-1	333-213773	10.13	September 23, 2016
10.14	Fifth Amendment to Lease dated November 20, 2015 between the Registrant and Big Dog Holdings, LLC, as successor in interest to 650 Townsend Associates LLC.	S-1	333-213773	10.14	September 23, 2016
10.15	Sixth Amendment to Lease dated August 10, 2016 between the Registrant and Big Dog Holdings, LLC, as successor in interest to 650 Townsend Associates LLC.	S-1	333-213773	10.15	September 23, 2016
10.16	Sublease dated October 29, 2009 between the Registrant and Freedomroads, LLC.	S-1/A	333-213773	10.16	October 7, 2016
10.17	First Amendment to Sublease dated June 1, 2010 between the Registrant and Freedomroads, LLC.	S-1/A	333-213773	10.17	October 7, 2016
10.18	Second Amendment to Sublease dated September 24, 2013 between the Registrant, Freedomroads, LLC and FRHP Lincolnshire, LLC.	S-1	333-213773	10.18	September 23, 2016
10.19	Sublease dated April 15, 2014 between the Registrant and Lone Star R.S. Platou, Inc.	S-1	333-213773	10.19	September 23, 2016
10.20±	Services Agreement dated December 24, 2013 between the Registrant and XIFIN, Inc.	S-1	333-213773	10.20	September 23, 2016

10.21	Second Amended and Restated Loan and Security Agreement dated December 4, 2015 between the Registrant and Silicon Valley Bank.	S-1/A	333-213773	10.21	October 7, 2016
10.22	Loan Agreement dated December 4, 2015 between the Registrant and Biopharma Secured Investments III Holdings Cayman LP.	S-1	333-213773	10.22	September 23, 2016
10.23	Guaranty and Security Agreement dated December 4, 2015 by the Registrant and each other grantor from time to time party thereto in favor of Biopharma Secured Investments III Holdings Cayman LP.	S-1	333-213773	10.23	September 23, 2016
10.24	Note Purchase Agreement dated November 16, 2012, as amended, by and between the Registrant and California HealthCare Foundation, exhibits related thereto and related Promissory Note.	S-1/A	333-213773	10.24	October 7, 2016
10.25+	Employment Letter to Kevin M. King dated July 23, 2012 between the Registrant and Kevin M. King.	S-1	333-213773	10.25	September 23, 2016
10.26+	Employment Letter to David A. Vort dated November 22, 2013 between the Registrant and David A. Vort.	S-1	333-213773	10.26	September 23, 2016
10.27+	Employment Letter to Derrick Sung dated March 24, 2015 between the Registrant and Derrick Sung.	S-1	333-213773	10.27	September 23, 2016
10.28+	Employment Letter to Matthew C. Garrett dated December 2, 2012 between the Registrant and Matthew C. Garrett.	S-1	333-213773	10.28	September 23, 2016
10.29	Form of Change of Control and Severance Agreement.	10-Q	333-213773	10.29	November 14, 2017
10.30	Office Lease (Suite 500) dated August 9, 2016 between the Registrant and Big Dog Holdings, LLC.	S-1	333-213773	10.30	September 23, 2016
10.31	Note and Warrant Purchase Agreement dated November 1, 2012, by and among the Registrant and the persons and entities listed on the Schedule of Investors attached thereto as Exhibit A and exhibits related thereto.	S-1/A	333-213773	10.31	October 7, 2016
10.32	Office Lease dated May 1, 2017 between the Registrant and Radler Limited Partnership.	10-Q	333-213773	10.32	August 7, 2017
10.33	Employment Letter to Karim Karti dated June 12, 2018 between the Registrant and Karim Karti.	10-Q	333-213773	10.33	August 3, 2018
10.34	First Amendment to Lease dated June 5, 2018 between the Registrant and Warland Investments Company.	10-Q	333-213773	10.34	August 3, 2018
10.35	Office Lease dated October 4, 2018 between the Registrant and Big Dog Holdings LLC.
10.36	Third Amended and Restated Loan and Security Agreement, dated as of October 23, 2018, between Silicon Valley Bank, a California corporation, and iRhythm Technologies, Inc., a Delaware corporation.	8-K	333-213773	10.1	October 29, 2018
10.37	First amendment to third amended and restated loan and security agreement	10-K	333-213773	10.37	March 2, 2020
10.38	Offer Letter, dated June 3, 2020, by and between iRhythm Technologies, Inc. and Douglas J. Devine.	8-K	001-37918	10.10	June 4, 2020
10.39	2016 Employee Stock Purchase Plan, as amended February 26, 2019, and related form agreements.	10-Q	333-213773	10.37	December 23, 2019
10.40	Employment Letter to Mark Day dated September 3, 2007 between the Registrant and Mark Day.	10-Q	333-213773	10.38	December 23, 2019
10.41±	Development collaboration agreement by and among Verily Life Sciences LLC, Verily Ireland Limited, and iRhythm Technologies, Inc.	10-Q	333-213773	10.39	December 23, 2019
21.1	List of Subsidiaries of Registrant.	S-1	333-213773	21.1	September 23, 2016
23.1	Consent of Independent Registered Public Accounting Firm
23.20	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included as part of Exhibit 5.1)
24.1*	Power of Attorney

+	Indicates management contract or compensatory plan.
±	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.
*	Previously filed
**	To be filed by amendment